[Total Letterhead]

February 5, 2007

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0405

By electronic file (“Edgar correspondence”) with paper courtesy copies.

Attention: Jill S. Davis

Re:	Total S.A.
Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 1-10888)

Dear Ms. Davis:

I refer to your comment letter, dated December 22, 2006, on our Annual Report on Form 20-F for the year ended December 31, 2005. Set forth below is the comment contained in such letter together with the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Consolidated Statement of Cash Flows, page F-4

1.	We have reviewed your response to prior comment one. We continue to believe, for both US GAAP and IFRS that certain exploration costs, as identified in paragraphs 17 and 18 of SFAS 19, are required to be expensed as incurred. We also believe that for both US GAAP and IFRS, these expenses represent an operating cash flow as a component of net income or loss in the period they are incurred.

We also continue to believe, for both US GAAP and IFRS, that those exploration costs, as identified in paragraph 19 of SFAS 19, that are required to be initially capitalized as assets pending the determination of whether proved reserves have been found represent an investing cash flow. To the extent that proved reserves are not found, those previously capitalized assets are charged to expense, with net income being adjusted for that charge to determine operating cash flows for both US GAAP and IFRS. Refer to paragraph 28 of SFAS 95 for US GAAP and paragraph 18(b) of IAS 7 for IFRS.

Please contact us at your earlier convenience to discuss.

Following our conference call on January 31, 2007, based on the Staff’s interpretation of International Accounting Standard 7 (“IAS 7”) stated during such call (which we understand also to be the expressed interpretation of the Office of Chief Accountant), Total will include for the year ended December 31, 2006, and for subsequent years, in Cash Flow From Operating Activities in its Consolidated Statement of Cash Flows prepared in accordance with IFRS certain exploration costs, as identified in paragraphs 17 and 18 of SFAS 19, that are required to be expensed as incurred. We will, however, as we mentioned on the conference call, discuss IAS 7 with the Autorité des Marchés Financiers and other appropriate regulatory bodies to have their views on the proper treatment of such exploration costs in a cash flow statement prepared in accordance with IFRS.

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Please direct any questions or comments regarding the enclosed material to the undersigned at (011)331.4744.4361 or Richard G. Asthalter of Sullivan & Cromwell LLP or their colleagues listed below.

Very truly yours,

/s/ Robert Castaigne
Robert Castaigne

cc:	Lesley Overton
Kevin Stertzel

(Securities and Exchange Commission)

Dominique Bonsergent
Pierre Lefort
Thierry Reveau de Cyrières
Matthew Clayton
(Total S.A.)

Philippe Diu
(Ernst & Young Audit)

Robert P. Dillon
(KPMG Audit)

Richard G. Asthalter
Lucas H. Carsley
(Sullivan & Cromwell LLP)